ACM Managed Income Fund, Inc.

Exhibit 77C

811-05463

77C – Matters submitted to a vote of security holders

A Special Meeting of Shareholders of ACM Managed Income Fund, Inc. (“ACM V”) was held on March 20, 2003.  A description of each proposal and number of shares voted at the meeting are as follows:

	Shares Voted For_________		Authority Withheld
To elect a Director of ACM V for a term of three years and until his successor is duly elected and qualifies. John D. Carifa	18,926,207		673,278
	Shares Voted For________	Shares Voted Against_____	Shares Abstained

To elect a Director of ACM V’s preferred stockholders for a term of three years and until her successor is duly elected and qualifies Ruth Block	870	0	0